Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-4777
www.alston.com

Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com
January 25, 2007
Via EDGAR and Facsimile
The United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. William Friar

Re:	Whitney Holding Corporation (the “Company”) Form S-4, Amendment No. 1, filed on January 8, 2007 File No. 333-138997
Mr. Friar:
     We represent the Company, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated January 23, 2007, regarding Amendment No. 1 to the Company’s Form S-4, filed on January 8, 2007.
     All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Amendment No. 2 to the Form S-4 (the “Form S-4/A”), which reflects the Company’s responses to the Staff’s comments.
     The Staff’s comments and the Company’s responses are set forth below.
Summary, page 1
1.	Comment. We note your response to our prior comment number 5. We note that equivalent information and Item 3(f) are not reference in any of the materials to which you point, and the information requested in Item 3(f) is somewhat different from the information in Item 17. We continue to believe that you should revise the filing to provide the information required by Item 3(f).

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission
January 25, 2007

Response.
The Company has revised the disclosure and included a comparative per share chart on pages 10 and 11 of the Form S-4/A to respond to the Commission’s request.
Background of the Merger, page 17
2.	Comment. We note your cover letter response to our prior comment number 26 and the revised text on page 19. It remains unclear to us why the company only obtained one bid in each case, and why the other three institutions that management believed might be interested were not contacted. Please revise the filing to briefly explain management’s reasoning for not obtaining competing bids.

Response.

After confirming with Signature, the Company has revised the disclosure as requested on page 20 of the Form S-4/A to clarify the reason Signature’s board of directors obtained one bid when soliciting interest in the purchase of Signature.
     In connection with these responses, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.
Best regards,
/s/ Randolph A. Moore III
Randolph A. Moore III

cc:	Joseph S. Schwertz, Jr. Thomas L. Callicutt, Jr. Michael T. Cronin David Lyon